EAGLE POINT INCOME COMPANY

QUARTERLY UPDATE – Q4 2023





FEBRUARY 22, 2024

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Income Company Inc. ("EIC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Income Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 35% of its total assets (at the time of investment) in CLO equity securities. The Company is externally managed and advised by Eagle Point Income Management LLC.

The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointincome.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



1. Introduction to Eagle Point Income Company (EIC)

2. Senior Investment Team and Investment Process

3. CLO Market Overview

4. EIC Supplemental Information

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT INCOME COMPANY(EIC)





INTRODUCTION TO EIC
Company and Adviser Overview



The Company: Eagle Point Income Company Inc. (EIC)

IPO Date	▪ July 23, 2019
Investment Objective	▪ Primary objective to generate high current income, with a secondary objective to generate capital appreciation by investing primarily in junior debt tranches of collateralized loan obligations ("CLOs") with a focus on BB-rated CLO debt[1] ▪ Up to 35% of assets may be invested in equity tranches of CLOs[2]
Total Market Capitalization	▪ $239.4 million[3]
Distributions	▪ Monthly distribution of $0.20 per share of common stock beginning in January 2024 (distribution rate of 15.6%)[4] ▪ $7.02 cumulative common distributions per share since IPO[4]

The Adviser: Eagle Point Income Management LLC

History	▪ Eagle Point Income Management LLC is the Adviser to the Company. The Adviser is affiliated with Eagle Point Credit Management LLC (together with the Adviser, "Eagle Point"), the external adviser of Eagle Point Credit Company Inc. (NYSE: ECC) ▪ Eagle Point Credit Management was formed in 2012 by Thomas Majewski and Stone Point Capital ▪ Eagle Point is headquartered in Greenwich, CT and has 71 professionals[5]
Asset Under Management	▪ Over $9.1 billion[5] managed across the Eagle Point platform on behalf of institutional, high net worth, and retail investors

1. As rated by Moody's Investors Service, Inc., Standard & Poor's, Fitch Ratings, Inc. and/or other applicable nationally recognized statistical rating organizations. This may include ratings of BB+, BB and BB-, or the equivalent. Securities rated BBB- and below are rated below investment grade and are considered speculative with respect to timely payment of interest and repayment of principal.
2. As measured at the time of investment.
3. Combined market capitalization of EIC, EICA and EICB based on securities outstanding as of December 31, 2023 and market prices as of January 31, 2024.
4. Based on EIC's closing market price of $15.42 per share on January 31, 2024 and amount and frequency of regular distributions most recently declared by the Company. Cumulative common distribution amount is as of December 31, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
5. As of December 31, 2023. Assets managed by Eagle Point Credit Management LLC, a majority-owned subsidiary of Eagle Point and certain of its affiliates, including committed but undrawn capital.



CLO Junior Debt is an Attractive Asset Class	▪ BB-rated CLO debt has had a relatively **low historical default rate** of 4 bps per annum[1]
	▪ Eagle Point believes BB-rated CLO debt offers the potential for higher returns as compared to senior secured loans and high yield bonds
	▪ All of the Company's BB-rated CLO securities are floating rate and could benefit from elevated interest rates
	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 29 of the past 32 full calendar years[2]
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments)
	▪ Each member of Eagle Point's Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity style* investment approach than to the typical process used by many fixed income investors



EIC currently pays a monthly distribution of $0.20 per share[1]

EIC Cumulative Distributions Per Share[2]

Chart showing cumulative distributions per share by year:
- 2019: $0.69 (Regular Distributions)
- 2020: $2.18 (Regular Distributions ~$1.80, Special Distributions ~$0.38)
- 2021: $3.51 (Regular Distributions ~$3.30, Special Distributions ~$0.21)
- 2022: $5.04 (Regular Distributions)
- 2023: $7.02 (Regular Distributions)

Legend:
■ Regular Distributions ■ Special Distributions Declared During Year

1. Based on frequency of regular distributions most recently declared by the Company.
2. As of December 31, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

INTRODUCTION TO EIC
Why Invest in BB-Rated CLO Debt?



Key Attributes

- Potential for lower credit expense

- Potential for higher returns

- Expected protection against rising interest rates[1]

Potential For Lower Credit Expense

From 1996 - 4Q 2022, the cumulative default rate on BB-rated CLO debt was 1.1% (or ~ 4 bps per annum)[2]



1.1%
(25 out of 2,323 tranches)

- BB-rated CLO debt tranches that did not default
- BB-rated CLO debt tranches that defaulted

CLO BB versus BB HY Yield[3]



Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. The information shown herein is for background purposes only. Please see Important Information on page 1.

1.   Similar to the senior secured loans that serve as the underlying collateral for CLOs, BB-rated CLO debt is a floating rate security that pays interest based on a 3-month interest rate (such as SOFR), plus a spread and, as a result, is expected to have lower interest rate risk than other fixed income securities in a rising interest rate environment. However, the Company's CLO investments are still subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2.   Standard & Poor's, Default, Transition, and Recovery: 2022 Annual Global Leveraged Loan CLO Default Study And Rating Transitions; Adviser's analysis of market data over applicable periods. The default rate on BB-rated CLO debt is 1% as compared to 3% per annum for senior secured loans and 4% per annum for high-yield bonds for the same time period.
3.   Source: J.P. Morgan, as of December 31, 2023.









Thomas Majewski
Founder and Managing Partner



Daniel Ko
Senior Principal and Portfolio Manager



Daniel Spinner, CAIA
Senior Principal and Portfolio Manager

28 Years of Experience

Background

Direct experience in the credit markets dating back to the 1990s

- Spent his entire 27 year career in the credit and structured finance markets

- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital

- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market

- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS

- EY Entrepreneur of the Year Award (2017)

17 Years of Experience

Background

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy

- Specialized exclusively in structured finance throughout entire career

- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors, and coordinating the rating process

27 Years of Experience

Background

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy

- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate, and special opportunities credit portfolios

- Credit trained in 1996 at Chase Manhattan Bank



- With an emphasis on assessing the skill of CLO collateral managers and analyzing CLO structures, Eagle Point believes that its approach is more akin to a *private equity-style investment approach* than to the process used by many fixed income investors

- Eagle Point believes the Firm's relative size and prominence in the CLO market enhances the Company's ability to source investments and secure attractive allocations

✓ **Proactive sourcing and identification of investment opportunities**

✓ **Methodical investment analysis and due diligence process**

✓ **Ongoing monitoring and risk management**

Goal

Outperform the CLO market over the long-term



CLO MARKET OVERVIEW



CLO MARKET OVERVIEW

The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market[1]

U.S. Leveraged Loans Outstanding[1]



U.S. CLOs Outstanding[2]



Demand for Institutional Leveraged Loans[4]



U.S. Leveraged Loans Fund Flows ($ Billions)[5]



1. Source: Pitchbook LCD. As of December 31, 2023.
2. Source: Refinitive Leveraged Loan Monthly. As of December 31, 2023.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: Pitchbook LCD. Represents average demand for newly issued leveraged loans. As of Source: J .P. Morgan as of December 31, 2023. December 31, 2022.



From 1992 through 2023, the CSLLI generated positive total returns in 29 of the 32 full calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.5%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
2023	13.0%

CLO MARKET OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]

  

  

Representative Company Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
• Cash • Receivables • Inventory • Property • Plant • Equipment • Brands/Logos • Intangibles • Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity	**30-50%**

Moody's Average Recovery Rate (1987–2022)[4]



Reflects general market terms as of the date hereof; actual terms of any loan will vary.

CLO MARKET OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: ■ Annual Repayment Rate —— Average

Average: 31.1%

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%
2023	17.6%

23.6% Cumulative Repayments (2008–2009)

Source: Pitchbook LCD. Data as of December 31, 2023.

CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company focuses primarily in junior debt tranches of CLOs, with a focus on BB-rated CLO debt



Key Characteristics of CLO Structure

- No mark-to-market triggers (i.e., no margin calls or forced sales)

- Match funded (i.e., limited refinancing risk on CLO debt)[1]

- Ability to reinvest loan principal (i.e., actively managed)

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.



CLO debt benefits from structural features and covenants that enhance its credit protection

- **Overcollateralization**

  – At a CLO's inception, the principal value of the loan collateral exceeds the principal amount of the CLO debt outstanding (i.e., the CLO debt is "overcollateralized" by excess loan collateral)

- **Excess Spread**

  – Since the spread on a CLO's loan collateral exceeds the spread on the CLO debt, this excess spread serves as a source of credit enhancement for CLO debt investors

- **Non-Static Structure**

  – The structure of CLOs enables the CLO collateral manager to take advantage of periods of market stress and loan price volatility by re-investing principal proceeds from loan repayments and sales into loans potentially at lower prices and wider spreads



In Eagle Point's opinion, these ''self-correcting'' structural features of CLOs offer a margin of safety for CLO debt investors and have contributed to the low historical default rate on CLO debt[1]

---

1. Reflects the Adviser's current opinion only and is subject to change without notice. Investments in CLO securities are subject to risk, including the full loss of principal.







	Q4 2023 (Unaudited)	Q3 2023 (Unaudited)	Q2 2023 (Unaudited)	Q1 2023 (Unaudited)	Q4 2022 (Unaudited)
(Dollar amounts are per share of common stock)[2]					
Weighted Average Effective Yield on the Portfolio[3]	13.29%	13.27%	12.31%	12.28%	12.82%
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses	$0.56	$0.51	$0.50	$0.49	$0.52
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses	0.00	0.00	0.00	0.00	0.00
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses	$0.56	$0.51	$0.50	$0.49	$0.52
Non-Recurring Losses and Expenses[4]	(0.02)	(0.13)	(0.01)	0.00	(0.03)
Total U.S.GAAP NII and Realized Gain/(Loss)	$0.54	$0.38	$0.49	$0.49	$0.49
Common Share Distributions Paid[5]	$0.54	$0.54	$0.48	$0.48	$0.42
Common Share Market Price (period end)	$14.57	$14.25	$13.19	$14.11	$13.87
Net Asset Value (period end)	$14.39	$14.08	$13.00	$13.20	$12.91
$ Premium / (Discount)	$0.18	$0.17	$0.19	$0.91	$0.96
% Premium / (Discount)	1.3%	1.2%	1.5%	6.9%	7.4%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Debt	$171.1	$154.0	$108.2	$107.1	$102.3
CLO Equity	63.3	52.3	39.0	40.3	41.1
Other Investments	0.5	0.4	0.00	0.00	0.00
Cash	0.9	0.0	1.2	0.1	0.0
Receivables and Other Assets	7.9	6.3	5.1	5.4	5.2
Liabilities					
Preferred Stock	(69.5)	(67.5)	(35.7)	(35.5)	(36.2)
Borrowings Under the Credit Facility (Net of Deferred Financing Cost)	(14.5)	(4.1)	0.00	(2.9)	(9.0)
Payables and Other Liabilities	(1.5)	(0.9)	(1.0)	(3.2)	(1.5)
Net Assets	$158.2	$140.5	$116.8	$111.3	$101.9
Weighted Average of Common Shares for the period	10,263,428	9,353,485	8,591,015	8,283,092	7,301,606
Common Shares Outstanding at end of period	10,997,398	9,972,506	8,981,642	8,431,304	7,896,757

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Annual Report, 2023 Semiannual Report, 2022 Annual Report, interim quarterly unaudited financial statements, and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Please see footnote 1 on page 21 for important information related to weighted average effective yield.
4. Q4 2023 results include non-recurring excise tax. Q3 2023 results include non-recurring expenses incurred in relation to the issuance of the Company's 7.75% Series B term preferred shares and excise tax refund. Q2 2023 results include non-recurring expense acceleration of unamortized costs associated with the Company's previous shelf registration. Q4 2022 results include non-recurring excise tax.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

EIC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q4 2023



CLO Holdings	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
BB-Rated CLO Debt				
AGL 12 Class E Notes	$1,500,000	96.32	$1,444,800	11.83%
AMMC 24 Class E Notes	5,000,000	95.76	4,788,000	12.25%
AMMC 25 Class E Notes	5,000,000	97.71	4,885,500	12.98%
Apollo RR 4 Class D Notes	5,000,000	93.65	4,682,500	11.51%
Apollo RR 7 Class D-1B Notes	2,000,000	96.63	1,932,600	11.89%
Ares XXXIV Class E-R Notes	1,517,600	93.00	1,411,368	12.51%
Ares XLV Class E Notes	800,000	94.12	752,960	11.76%
Barings 2018-IV Class E Notes	840,000	91.94	772,296	11.48%
Black Diamond 2016-1 Class D-R Notes	1,050,000	85.73	900,165	11.24%
Black Diamond 2017-1 Class D Notes	3,600,000	97.11	3,495,960	12.26%
Brigade Battalion XII Class E Notes	5,060,000	88.16	4,460,896	11.72%
Brigade Battalion XXI Class E Notes	5,000,000	84.94	4,247,000	12.12%
Carlyle GMS 2017-1 Class D Notes	2,000,000	87.21	1,744,200	11.68%
Carlyle GMS 2018-1 Class D Notes	665,000	90.54	602,091	11.43%
Carlyle GMS 2018-2 Class D Notes	5,500,000	90.65	4,985,750	10.91%
Carlyle GMS 2019-1 Class D Notes	3,125,000	94.22	2,944,375	12.38%
CIFC Funding 2015-I Class E-RR Notes	5,000,000	95.08	4,754,000	11.67%
CIFC Funding 2018-II Class D Notes	1,225,000	96.48	1,181,880	11.53%
CIFC Funding 2018-III Class E Notes	4,750,000	95.56	4,539,100	11.16%
CIFC Funding 2019-II Class E-R Notes	2,650,000	100.00	2,650,000	12.25%
CIFC Funding 2019-V Class D-R Notes	950,000	99.16	942,020	12.44%
CIFC Funding 2021-III Class E-1 Notes	3,750,000	98.78	3,704,250	12.06%
Cook Park Class E Notes	1,250,000	85.45	1,068,125	11.06%
DFG Vibrant VI Class E Notes	4,350,000	89.12	3,876,720	11.38%
DFG Vibrant VIII Class D Notes	1,750,000	78.70	1,377,250	11.43%
Eaton Vance 2018-1 Class E Notes	750,000	91.27	684,525	11.66%
First Eagle BSL 2019-1 Class D Notes	5,000,000	89.06	4,453,000	13.38%
Gilbert Park Class E Notes	5,327,000	96.03	5,115,518	12.06%
Harbor Park 18-1 Class E Notes	2,250,000	96.35	2,167,875	11.28%
King Street Rockford Tower 2018-1 Class E Notes	2,250,000	90.11	2,027,475	11.48%
King Street Rockford Tower 2018-2 Class E Notes	5,000,000	90.47	4,523,500	11.68%
King Street Rockford Tower 2019-2 Class E Notes	3,000,000	89.44	2,683,200	11.68%
King Street Rockford Tower 2020-1 Class E Notes	1,600,000	96.54	1,544,640	12.58%
King Street Rockford Tower 2021-3 Class E Notes	900,000	88.23	794,070	12.40%
KKR 14 Class E-R Notes	2,700,000	95.39	2,575,530	11.81%
KKR 22 Class E Notes	3,950,000	96.56	3,814,120	11.68%
KKR CLO 26 Ltd Class ER Notes	750,000	98.79	740,925	12.81%
LCM XVIII Class E-R Notes	600,000	75.45	452,700	11.63%
Littlejohn Wellfleet 2018-1 Class E Notes	4,025,000	80.50	3,240,125	11.16%
Madison Park Funding LI Class E Notes	4,250,000	99.39	4,224,075	11.93%
Madison Park XXVII Class D Notes	3,050,000	93.70	2,857,850	10.68%
Madison Park XX Class E-R Notes	1,250,000	95.50	1,193,750	10.95%
Madison Park XLII Class E Notes	1,875,000	96.87	1,816,313	11.72%
Marathon XIII Class D Notes	3,500,000	81.43	2,850,050	12.64%
Marathon IX Class D Notes	4,050,000	79.02	3,200,310	11.71%
MJX Venture 36 Class E Notes	5,607,455	65.87	3,693,631	12.60%
MJX Venture 43 Class E Notes	2,500,000	85.21	2,130,250	12.81%
Neuberger Berman Loan Advisers 33 Class E-R Notes	5,000,000	95.80	4,790,000	11.91%
Octagon 37 Class D Notes	2,575,000	86.64	2,230,980	11.04%
Octagon 38 Class D Notes	3,725,000	89.72	3,342,070	11.38%
Octagon 39 Class E Notes	1,550,000	92.57	1,434,835	11.43%
Octagon 41 Class E-R Notes	5,000,000	93.35	4,667,500	12.79%
OZLM XXI Class D Notes	4,150,000	89.37	3,708,855	11.22%
Palmer Square 2018-1 Class D Notes	1,120,000	96.33	1,078,896	10.81%
Pikes Peak 1 Class E Notes	3,500,000	93.05	3,256,750	11.71%
Prudential Dryden 37 Class ER Notes	500,000	81.62	408,100	10.81%
TCI-Symphony 2016-1 Class E-R-2 Notes	3,000,000	89.39	2,681,700	12.41%
TICP IX Class E Notes	2,500,000	98.59	2,464,750	11.28%
TICP XI Class E Notes	5,050,000	98.70	4,984,350	11.68%
TPG TICP VIII Class D-R Notes	1,000,000	97.01	970,100	12.38%
Wind River 2014-1 Class E-R Notes	2,550,000	64.53	1,645,515	11.96%
Wind River 2021-3 CLO Ltd Class E Notes	4,500,000	90.15	4,056,750	12.28%
York 2 Class E-R Notes	2,855,000	97.43	2,781,627	11.32%

CLO Holdings	Principal Amount	Mark	Fair Value	Coupon / Effective Yield
B-Rated CLO Debt				
CIFC Funding 2018-IV Class E Notes	$2,000,000	83.13	$1,662,600	13.36%
KKR 29 Class F Notes	589,812	-	-	NM
Total CLO Debt	$188,681,867	90.96	$171,092,616	
CLO Equity				
Ares XLIV Subordinated Notes	$8,000,000	29.00	$2,320,191	12.84%
Ares LVIII Subordinated Notes	4,000,000	59.00	2,360,035	16.82%
Apollo RR 23 Subordinated Notes	5,000,000	62.68	3,133,790	19.59%
Bain Capital Credit 2021-2 Subordinated Notes	3,250,000	56.05	1,821,535	29.67%
Bain Capital Credit 2021-7 Subordinated Notes	4,000,000	63.06	2,522,224	28.28%
Bardin Hill 2021-2 Subordinated Notes	5,000,000	61.78	3,089,013	27.00%
Barings 2021-I Subordinated Notes	4,000,000	64.75	2,590,010	16.72%
Barings 2021-III Subordinated Notes	5,000,000	57.63	2,881,547	16.58%
Boyce Park Subordinated Notes	3,000,000	72.08	2,162,491	22.80%
Boyce Park Class M-2 Notes	3,214,286	2.03	65,134	16.72%
Carlyle GMS 2021-2 Subordinated Notes	3,000,000	64.84	1,945,175	14.27%
Carlyle GMS 2021-5 Subordinated Notes	5,000,000	62.89	3,144,341	14.31%
Carlyle GMS 2022-2 Subordinated Notes	5,004,700	70.83	3,544,767	21.94%
CIFC Funding 2019-VI Subordinated Notes	6,000,000	62.25	3,735,027	19.84%
CIFC Funding 2022-IV Subordinated Notes	1,100,000	83.15	914,659	20.19%
Clover 2021-2 Subordinated Notes	2,350,000	70.34	1,653,107	21.42%
Elmwood 21 Subordinated Notes	5,000,000	68.02	3,400,776	18.35%
Kings Park Subordinated Notes	1,000,000	65.04	650,350	28.47%
KKR 29 Subordinated Notes	5,500,000	65.27	3,589,738	18.49%
Madison Park XXXVII Subordinated Notes	4,000,000	63.21	2,528,547	34.55%
Marathon XIII Subordinated Notes	5,300,000	28.42	1,506,058	13.02%
Octagon 37 Subordinated Notes	6,000,000	31.56	1,893,737	4.80%
Octagon 43 Income Note	5,750,000	43.66	2,510,526	10.80%
Point Au Roche Park Subordinated Notes	5,945,000	67.69	4,024,287	15.82%
Venture 37 Subordinated Notes	5,200,000	33.50	1,741,821	3.94%
Wind River 2022-1 Subordinated Notes	5,490,000	65.68	3,605,735	30.35%
Total CLO Equity	$116,103,986	54.55	$63,334,621	
Total CLO Holdings	$304,785,853		$234,427,237	
Total Non-CLO Holdings	$459,374		$490,055	
Total Holdings	$305,245,227		$234,917,292	

1. Source: Consolidated Schedule of Investments of the Company's 2023 Annual Report. Rating categories are based on the original securities ratings.

EIC SUPPLEMENTAL INFORMATION
Portfolio Investments and Underlying Portfolio Characteristics



Summary Statistics[1]

WA Effective Yield on the Portfolio	13.29%
WA Effective Yield on CLO Debt	11.22%
WA Coupon on CLO Debt	11.88%
WA Mark on CLO Debt	90.96%
WA Effective Yield on CLO Equity	18.26%

Summary of Underlying Portfolio Characteristics[3]

Number of Unique Underlying Loan Obligors	1,419
Largest Exposure to an Individual Obligor	0.73%
Average Individual Loan Obligor Exposure	0.07%
Top 10 Obligors Loan Exposure	5.57%
Currency: USD Exposure	100.00%
Indirect Exposure to Senior Secured Loans[4]	97.59%
WA Junior OC Cushion Senior to the Security[5]	4.34%
WA Market Value of Loan Collateral	96.25%
WA Stated Loan Spread	3.76%
WA Loan Rating[6]	B+/B
WA Loan Maturity	4.2 years
WA Remaining CLO Reinvestment Period	1.2 years

Asset Type Summary[2]



B-Rated CLO Debt:
$1.7mm (0.7%)

CLO Equity:
$63.3mm (27.0%)

Other: $0.5mm (0.2%)

BB-Rated CLO Debt:
$169.4mm (72.1%)

Cash and Borrowing Capacity: $11.4 million[2]

Past performance is not indicative of, or a guarantee of, future performance. No representation is being made as to the applicability of historical statistics to future periods. Amounts shown are rounded, and therefore, totals may not foot. Please see Important Information on page 1.

1. WA (Weighted Average). Weighted average coupon of CLO debt and weighted average mark of CLO debt are based on relative par amounts as of December 31, 2023. CLO positions are entitled to recurring distributions, which for CLO equities are generally equal to the remaining cash flow of payments made by underlying assets, less contractual payments to debt holders and CLO expenses. The effective yield is estimated based on the current projection of the amount and timing of these recurring distributions in addition to the estimated amount of terminal principal payment. The weighted average effective yield is calculated based on the current amortized cost of investments. This statistic is being provided for informational purposes only and does not necessarily reflect the yield at which the Company's records its investment income for each investment. The estimated yield and investment cost may ultimately not be realized.
2. Represents the estimated fair value of investments as of December 31, 2023. Cash and borrowing capacity represents cash net of pending trade settlements and includes available capacity on the Company's credit facility as of December 31, 2023. Borrowings under the credit facility are subject to applicable regulatory and contractual limits.
3. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of December 31, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2023 trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2023, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.
4. Data represents aggregate indirect exposure. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.
5. The weighted average OC cushion senior to the security is calculated using the BBB OC cushion for all BB-rated CLO debt securities in the portfolio and the BB OC cushion for all other securities in the portfolio, in each case as held on December 31, 2023.
6. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

EIC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of December 31, 2023, EIC has exposure to 1,419 unique underlying borrowers across a range of industries

Obligor and Industry Exposure				
Top 10 Underlying Obligors[1]	**% Total**		**Top 10 Industries of Underlying Obligors[1,2]**	**% Total**
Asurion	0.7%		Technology: Software & Services	11.1%
Numericable	0.6%		Media	6.5%
Cablevision	0.6%		Health Care Providers & Services	5.6%
Ineos	0.6%		Hotels, Restaurants & Leisure	4.3%
Medline Industries	0.6%		Diversified Telecommunication Services	4.0%
Virgin Media	0.5%		Commercial Services & Supplies	3.9%
Athenahealth	0.5%		Diversified Financial Services	3.8%
Centurylink	0.5%		Insurance	3.4%
Transdigm	0.5%		Chemicals	3.2%
Ultimate Software Group	0.5%		Technology: Hardware & Equipment	3.0%
Total	**5.6%**		**Total**	**48.8%**

Note: Amounts shown are rounded, and therefore totals may not foot.
1. The information presented herein is on a look-through basis to CLO and related investments held by the Company as of December 31, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2023 trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2023, and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 7.2%.



Maturity Distribution of Underlying Obligors[1]

Prior to 2026, only 7.6% of EIC's underlying loan portfolio matures

% of Fund Exposure

Maturity	%
2024	0.9%
2025	6.7%
2026	13.0%
2027	18.6%
2028	40.3%
2029	12.6%
2030	8.0%

1. The information presented herein is on a look-through basis "CLO" and related investments held by the Company as of December 31, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2023 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2023 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA





SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: Pitchbook LCD.
1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA US Leveraged Loan Index. As of September 30, 2023, this included approximately $182.4 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Credit Fundamentals



Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



■ Revenue Growth % (YoY)

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]



■ EBITDA Growth % (YoY)

Source: Pitchbook LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of September 30, 2023, this included approximately $182.4 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Year	Total	Investment Grade Rated CLO Tranches	Non-Investment Grade Rated CLO Tranches
2011	$39.4	$24.1	$15.3
2012	$105.9	$35.4	$70.5
2013	$79.3	$42.7	$36.6
2014	$80.0	$47.7	$32.3
2015	$91.1	$52.0	$39.1
2016	$90.0	$52.2	$37.8
2017	$68.3	$26.2	$42.1
2018	$73.9	$45.7	$28.2
2019	$110.9	$74.8	$36.1
2020	$184.6	$133.9	$50.7
2021	$140.4	$79.1	$61.3
2022	$200.4	$153.5	$46.9
2023	$200.4	$159.9	$40.5

(Billions)

There was over $160 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of December 31, 2023.

COMPANY INFORMATION





Eagle Point Income Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointIncome.com

ICR (Media and Investor Relations)
IR@eaglepointincome.com
(203) 340-8510